UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In May and June 2020, Sanofi issued the press releases attached hereto as Exhibit 99.1, 99.2, 99.3, 99.4 and 99.5 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated June 2, 2020: Sanofi to present oncology strategy, provide update on portfolio and emerging pipeline

Exhibit 99.2	Press release dated May 29, 2020: Sanofi announces closing of Regeneron stock sale

Exhibit 99.3	Press release dated May 29, 2020: Libtayo® (cemiplimab-rwlc) longer-term results in advanced cutaneous squamous cell carcinoma presented at ASCO 2020 show durable responses that deepen over time

Exhibit 99.4	Press release dated May 29, 2020: Sanofi names new leaders to Executive Committee

Exhibit 99.5	Press release dated May 28, 2020: Sanofi’s Board of Directors notes the resignation of Emmanuel Babeau and coopts Gilles Schnepp as Independent Director

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated June 2, 2020: Sanofi to present oncology strategy, provide update on portfolio and emerging pipeline

Exhibit 99.2	Press release dated May 29, 2020: Sanofi announces closing of Regeneron stock sale

Exhibit 99.3	Press release dated May 29, 2020: Libtayo® (cemiplimab-rwlc) longer-term results in advanced cutaneous squamous cell carcinoma presented at ASCO 2020 show durable responses that deepen over time

Exhibit 99.4	Press release dated May 29, 2020: Sanofi names new leaders to Executive Committee

Exhibit 99.5	Press release dated May 28, 2020: Sanofi’s Board of Directors notes the resignation of Emmanuel Babeau and coopts Gilles Schnepp as Independent Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 3, 2020		SANOFI

	By	/s/ Alexandra Roger
	Name:	Alexandra Roger
	Title:	Head of Securities Law and Capital Markets

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